SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Global Traffic Network, Inc.

(Name of Subject Company (Issuer))

GTCR Gridlock Acquisition Sub, Inc. GTCR Gridlock Holdings (Cayman), L.P.

(Names of Filing Persons (Offerors))

GTCR Gridlock Holdings, Inc. GTCR Gridlock Partners, Ltd. GTCR Fund X/A AIV LP GTCR Fund X/C AIV LP GTCR Investment X AIV Ltd.

(Names of Filing Persons (other person(s))

Common Stock, par value $.001 per share	37947B103
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Gridlock Holdings (Cayman), L.P.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$283,276,196.00	$32,888.37

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,234,014 shares of common stock, par value $.001 per share, of Global Traffic Network, Inc. at a purchase price of $14.00 per share. Such number of shares consists of (i) 19,060,350 shares of common stock issued and outstanding as of July 22, 2011 and (ii) 1,173,664 shares of common stock that are expected to be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011610 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,888.37	Filing Party: GTCR Gridlock Acquisition Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: August 9, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011, by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), Parent, GTCR Gridlock Holdings, Inc., GTCR Gridlock Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd. (collectively, the “Filing Persons”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (“Global”), at a purchase price of $14.00 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The information set forth in the Offer to Purchase under the caption “Introduction” is hereby amended by deleting the last sentence of the second paragraph on page 12 of the Offer to Purchase and adding the following:

“Parent and the Purchaser have been advised that pursuant to an engagement letter between Global and Moelis, Global has agreed to pay Moelis a fee of approximately $1,250,000 for its services, of which $500,000 was payable upon delivery of its opinion and of which $750,000 is contingent upon the consummation of the Offer and the Merger. In addition, Global has agreed to indemnify Moelis for certain liabilities arising out of its engagement.”

(2) The information set forth in the Offer to Purchase under the caption “Special Factors—Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger—Position of the Purchaser Group” is hereby amended by adding the following sentence after the first sentence of the second full paragraph on page 22 of the Offer to Purchase:

“The Purchaser Group did not independently assess the going-concern value of Global on a stand-alone basis, but instead expressly adopted the Special Committee’s assessment of going concern value described in the Schedule 14D-9 under “Item 4(b). The Solicitation Or Recommendation—Reasons for the Recommendation of the Special Committee and Global’s Board of Directors—Other Factors—Going Concern Valuation.”

(3) The information set forth in the Offer to Purchase under the caption “The Offer—Section 3. Procedure for Tendering Shares” is hereby amended by amending and restating the first and second sentences of the first paragraph under the sub-section captioned “Determination of Validity” on page 57 of the Offer to Purchase as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding, subject to the rights of tendering shareholders to challenge our determination in a court of competent jurisdiction. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding, subject to the rights of tendering shareholders to challenge our determination in a court of competent jurisdiction.”

(4) The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Effects of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations—Exchange Act Registration” is hereby amended by adding the following language after the last sentence of the last paragraph on page 62 of the Offer to Purchase:

“The annual cost savings to be realized from ceasing to be a public company, including the elimination of certain compliance costs associated with the regulatory requirements under the federal securities laws, are expected to be approximately $1.1 million annually. As limited partners of Parent, Mr. Yde and the Sponsors may indirectly benefit from such cost reductions.”

(5) The information set forth in the Offer to Purchase under the caption “Special Factors—Section 5. Effects of the Offer” is hereby amended by adding the following paragraph to page 23 of the Offer to Purchase, immediately after the table and related footnotes on such page:

“Global has historically generated operating losses with respect to its operations in Canada and the United Kingdom, which have resulted in operating loss carryforwards that Global may be able to use to offset future taxable income in those jurisdictions. Global has advised us that it has approximately $15.5 million in operating loss carryforwards in Canada and approximately $3.4 million in operating loss carryforwards in the United Kingdom. Global has advised us that it does not have any operating loss carryforwards in the United States or Australia. As limited partners of Parent, Mr. Yde and the Sponsors may indirectly benefit from any tax savings generated by these operating loss carryforwards, if and to the extent actually used by Global to offset future taxable income in these jurisdictions. The Purchaser Group did not consider these operating loss carryforwards to be material in connection with their review and evaluation of the Offer and the Merger.”

(6) The information set forth in the Offer to Purchase under the caption “The Offer—Section 10. Source and Amount of Funds” is hereby amended by amending and restating the second paragraph under such caption on page 69 of the Offer to Purchase as follows:

“The Commitment Letter provides that an aggregate amount of $60,000,000 of the Commitment will be funded by Fund X/A AIV (or its permitted assignees) in consideration of debt securities or other indebtedness of U.S. Parent. Definitive documentation with respect to the funds to be borrowed by U.S. Parent from Fund X/A AIV (or its permitted assignees) has not yet been drafted or negotiated. However, Parent and the Purchaser expect that these borrowings will be unsecured, will bear interest at a rate of 12% per annum and will mature in six years. U.S. Parent will be permitted to prepay the borrowings to Fund X/A AIV (or its permitted assignees), in whole or in part, at any time, without penalty. U.S. Parent will not be subject to any restrictive covenants in favor of Fund X/A AIV (or its permitted assignees), and there will be no mandatory amortization prior to the final maturity date. For a description of the Commitment Letter, see “Special Factors Section 6. Summary of the Merger Agreement and Other Agreements—Commitment.”

(7) The information set forth in the Offer to Purchase under the caption “The Offer—Section 11. Conditions of the Offer” is hereby amended by adding the following sentence immediately after the first sentence of the second paragraph of such section:

“Parent and the Purchaser may not assert any offer condition if the circumstance giving rise to such condition resulted from the action or inaction of Parent or the Purchaser.”

(8) The information set forth in the Offer to Purchase under the caption “The Offer—Section 11. Conditions of the Offer” is hereby amended by adding the following sentences at the end of the second paragraph of such section:

“Notwithstanding the foregoing, failure of Parent or the Purchaser to assert a condition to the Offer that is not satisfied at the Expiration Date shall be deemed to constitute a waiver by Parent and the Purchaser of such condition to the Offer. Parent and the Purchaser will promptly inform shareholders if a material condition to the Offer has been waived and file an amendment to the Schedule TO. In addition, depending on the materiality of the waived condition and the number of days remaining in the Offer, Parent and the Purchase may be required to disseminate additional tender offer materials and/or extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2011

GTCR Gridlock Acquisition Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings (Cayman), L.P.

By:	GTCR Gridlock Partners Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Fund X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer